UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
Form 11-K
__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-15885
_________________________________
MATERION CORPORATION
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

MATERION CORPORATION
6070 Parkland Blvd.
Mayfield Heights, OH 44124

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Materion Corporation Retirement Savings Plan

Report of Independent Registered Public Accounting Firm
To the Compensation Committee and Governance and Organization Committee of Materion Corporation and the Materion Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Materion Corporation Retirement Savings Plan as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Materion Corporation Retirement Savings Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Materion Corporation Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Cleveland, Ohio

June 29, 2017

Materion Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments at fair value	$243,466,535	$227,535,783
Receivables:
Employer contributions	1,773,263	1,576,813
Participant contributions	408,249	350,743
Notes receivable from participants	5,631,722	5,597,172
Total receivables	7,813,234	7,524,728
Pending sales	38,446	8
Total Assets	251,318,215	235,060,519
Net assets available for benefits	$251,318,215	$235,060,519

See accompanying notes to financial statements.

Materion Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2016

Additions
Investment income:
Net appreciation in fair value of investments	$13,042,275
Interest and dividends	6,814,370
Total investment income	19,856,645
Interest income on notes receivable from participants	51,590
Contributions:
Participants	10,876,842
Employer	3,486,733
Catch-up	473,757
Rollover	942,694
15,780,026
Total additions	35,688,261
Deductions
Benefit payments	19,430,565
Total deductions	19,430,565
Net increase	16,257,696
Net assets available for benefits:
Beginning of year	235,060,519
End of year	$251,318,215

See accompanying notes to financial statements.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2016 and 2015
and Year Ended December 31, 2016

Note A - Description of the Plan
The following description of the Materion Corporation Retirement Savings Plan (the “Plan”) provides only general information. Materion Corporation (the “Company”) is the plan sponsor. Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan that covers certain eligible employees of the Company and participating employers who have adopted the Plan. (Company references include participating employers where appropriate.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Administrative Committee (the “Committee”) is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and record keeper for the Plan.
Eligible participants are automatically enrolled in the Plan once they have attained 18 years of age unless they affirmatively decline to participate.
Contributions
The Plan allows employees of the Company to make contributions from 1% to 50% of their earnings through pre-tax (salary reduction), Roth and/or after-tax contributions, subject to IRC limitations for 401(k) contributions, which was $18,000 for 2016. Participants who have attained age 50 before the end of the Plan year are eligible to make Catch-Up contributions up to $6,000 for 2016.
Currently, pre-tax, Roth and/or after-tax contributions are matched by the Company at the rate of 50% on contributions up to 2% of compensation and 25% on contributions between 3% and 6% of compensation. For pay periods prior to March 25, 2017, basic contributions were matched by the Company at the rate of 25% on contributions up to 6% of compensation for all participants. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company's Board of Directors.
Participants may also elect to make a direct rollover contribution ("rollover") to the Plan of an eligible rollover distribution from another employer-sponsored qualified plan.
The Plan has an annual retirement contribution feature. This annual retirement contribution is made for all U.S. employees who are employed on the last day of each plan year, beginning December 31, 2012, and who are not covered under the Company's defined benefit plan, which was closed to new entrants as of May 26, 2012. The annual retirement contribution is calculated as a percentage of the employee's eligible compensation each year beginning on and after May 26, 2012 and is based on the following table:

Age Plus Points Service	Contribution Percentage
Under 35	1.5%
35.00-49.99	2.5%
50.00-64.99	3.5%
65.00 and over	4.5%
“Age Plus Points Service” is the sum of the participant's age and years of service determined as of the last day of the Plan Year, carried out to two decimal places.
Vesting
All participant and Company matching contributions are fully and immediately vested. All employees hired prior to May 26, 2012 who are eligible to receive the annual retirement contribution are fully vested in this contribution at all times. All employees hired on and after May 26, 2012 will be fully vested in the annual retirement contribution after 3 years of continuous service with the Company.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire annual retirement contribution. Forfeitures are used periodically to reduce employer matching contributions made to the Plan. Forfeited amounts used were $87,764 and $49,315 in 2016 and 2015, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, rollovers, and Plan earnings based on the participant's relative investment holdings. Administrative expenses are also allocated to participant's accounts based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans
A participant may borrow funds from his/her account, provided such loan is secured by 50% of the value of the participant's account, immediately prior to the loan and evidenced by a promissory note executed by the participant; however, a loan may not be drawn from the participant's annual retirement contributions.
Participants may borrow from their accounts with a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined monthly by the plan administrator. Principal and interest is paid ratably through bi-weekly, or weekly (as applicable) payroll deductions over not more than five years, except for loans to purchase a principal residence. If a participant terminates employment with the Company, they may continue to make loan payments through a pre‑authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after one full calendar quarter of nonpayment.
Payment of Benefits
At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company matching and vested annual retirement contributions credited to the employee's account plus or minus any net gain or loss thereon. Prior to termination of employment, distribution of certain amounts is permitted, not including, however, annual retirement contributions.
The value of distributions and withdrawals is based on the value of a participant's vested account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date. Benefits are recorded when paid.
Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):

i.	Lump sum payment in cash;

ii.
Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP (“Payroll Stock Ownership Plan”) contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

iii.	Periodic distributions, not more frequently than monthly, of at least $200.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record keeping, legal and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan. Participant elections may be adjusted or reallocated at any time by the participants. The Administrative Committee may adopt rules, procedures and restrictions (e.g., timing and frequency restrictions) for transfers to or from any of the investment options.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the plan terminates, participants will receive distributions as if each participant of the Plan had then terminated his or her employment.
Note B - Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
Investment Valuation
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note E for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.
The Materion Corporation Retirement Plan Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Materion Corporation Retirement Plan Investment Committee is comprised of three senior executive members of Materion and reports to the Board of Directors of the Company.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Note C - Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated March 10, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note D - Transactions with Related Parties and Parties-in-Interest
All legal and accounting expenses of the Plan are paid by the Company. All administrative fees are paid as noted in Note A or pursuant to the trust by the Plan.

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2016, the Plan received $200,086 in cash dividends from investments in common stock of the Company.
During 2016, the Plan had the following transactions related to shares of Materion Corporation Common Stock:

Purchases	3,172,124
Sales	7,331,092
Other than as described above, the Plan did not have any agreements or transactions with parties-in-interest.
Note E - Fair Value Measurements
The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2016.
Materion Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds: These investments are publicly traded investment vehicles, which are valued daily at the closing price reported on the active market on which the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.
Money Market Funds: These investments include short-term instruments and cash and are valued based on quoted market prices.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015:
Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$16,565,732	$—	$—	$16,565,732
Mutual Funds	205,766,071	—	—	$205,766,071
Money Market Funds	21,134,732	—	—	21,134,732
Total investments	$243,466,535	$—	$—	$243,466,535

Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$14,636,493	$—	$—	$14,636,493
Mutual Funds	193,798,928	—	—	$193,798,928
Money Market Funds	19,100,362	—	—	19,100,362
Total investments	$227,535,783	$—	$—	$227,535,783

Note F - Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Note G - Subsequent Event
Effective for pay periods beginning on or after March 25, 2017, basic contributions are matched by the Company at the rate of 50% on contributions up to 2% of compensation and 25% on contributions between 3% and 6% of compensation. For pay periods prior to March 25, 2017, basic contributions were matched by the Company at the rate of 25% on contributions up to 6% of compensation for all participants.

Materion Corporation Retirement Savings Plan
EIN: 34-1919973 Plan Number—003
Schedule H, Line 4i, Schedule of Assets (Held at End of Year) December 31, 2016

	Description of Investment	Current Value
Materion Corporation Common Stock*	418,326.567 shares	$16,565,732
Mutual Funds:
DFA U.S. Large Cap Value Fund	347,379.753 shares	12,189,556
DFA Emerging Markets Value I Fund	60,395.978 shares	1,446,484
Dodge & Cox International Stock Fund	47,789.506 shares	1,820,780
Fidelity Blue Chip Growth Fund*	445,710.653 shares	30,054,269
Fidelity Diversified International Fund K*	321,547.604 shares	10,685,027
Fidelity Freedom K 2005 Fund*	42,705.180 shares	541,075
Fidelity Freedom K 2010 Fund*	68,488.142 shares	864,320
Fidelity Freedom K 2015 Fund*	254,872.367 shares	3,356,669
Fidelity Freedom K 2020 Fund*	1,194,448.657 shares	16,674,503
Fidelity Freedom K 2025 Fund*	841,043.376 shares	12,270,823
Fidelity Freedom K 2030 Fund*	868,662.849 shares	12,925,703
Fidelity Freedom K 2035 Fund*	509,105.298 shares	7,850,404
Fidelity Freedom K 2040 Fund*	389,019.937 shares	6,006,468
Fidelity Freedom K 2045 Fund*	268,323.675 shares	4,269,030
Fidelity Freedom K 2050 Fund*	169,432.412 shares	2,716,002
Fidelity Freedom K 2055 Fund*	111,430.389 shares	1,327,136
Fidelity Freedom K 2060 Fund*	13,355.995 shares	139,169
Fidelity Freedom K Income Fund*	134,365.841 shares	1,559,987
Fidelity Spartan 500 Index Institutional Fund*	300,702.144 shares	23,560,013
Harbor Small Cap Value Institutional Class	146,248.755 shares	4,451,812
Morgan Stanley Institutional Fund, Inc.
Small Company Growth Portfolio	219,546.678 shares	2,911,189
PIMCO Total Return BD Q	1,313,307.468 shares	18,517,635
Temple Global Bond R6 Fund	69,863.707 shares	835,570
Third Avenue Real Estate Value Fund	104,810.890 shares	3,130,701
Vanguard Balanced Index Fund Institutional	393,079.871 shares	12,232,646
Vanguard Inflation-Protected Securities Fund Institutional	261,838.949 shares	2,717,888
Vanguard Mid-Cap Index Fund Institutional	297,616.337 shares	10,711,212
		222,331,803
Money Market Funds:
Fidelity Cash Reserves Fund*	1,719.040 shares	1,719
Fidelity Money Market Trust: Retirement
Government II*	21,133,013.260 shares	21,133,013
		21,134,732
Participant loans*	Interest rates ranging from 0.28% to 6.75% with maturity dates through 2031	5,631,722
		$249,098,257
* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATERION CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 29, 2017	By:	/s/ Stephen Shamrock
Stephen Shamrock
Vice President, Controller and Investor Relations
Materion Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm